

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via E-mail</u>
Stephen M. Robinson
Chief Financial Officer
SurePure, Inc.
405 Lexington Avenue, 25th Floor
New York, New York, 10174

> **Re: SurePure, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2014**
> **File No. 333-193769**

Dear Mr. Robinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Fee Table</u>

1. Your disclosure on page 76 indicates that the 50,000 shares that you seek to register on behalf of selling stockholder Regency Capital Corporation have not been issued. Additionally, your disclosure on page 10 indicates that Regency's right to purchase those shares expired on January 31, 2014. Accordingly, please revise to remove these shares from registration or advise.

2. Your disclosure on page 2 indicates that 60,000 shares were issued for services "provided and to be provided." Accordingly, please provide us a legal analysis that explains how all of these shares are fully paid for under applicable state law. Alternatively, please remove from registration the shares issued for which services have not yet been provided.

<u>Signatures, page 94</u>

3.   Please refer to Rule 471(a) and Section 6(a) of the Securities Act and amend to include all required signatures.

<u>Exhibit 23.1</u>

4.   Please have the auditor file a consent that covers all periods covered by its March 27, 2014 audit opinion. In this regard, we note that the filed consent does not appear to cover financial statements for the period from August 24, 2005 (inception) to December 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph McCann at 202-551-6262 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): William A. Newman, Esq.